UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Progressive Gaming International Corporation

File No. 0-22752 CF# 22553

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Progressive Gaming International Corporation submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 8-K filed on August 19, 2008.

Based on representations by Progressive Gaming International Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10   through August 19, 2018

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support